ManGroupUSAInc.

Two World Financial Center, 27th Floor
New York, NY 10281-2700
Tel +1 212 566 9000
Fax +1 212 566 9418
www.mangroupplc.com





02055962

November 6, 2002

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

Re: File No. 82-4214 - Man Group plc

Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find copies of public announcements made by Man Group plc. These announcements were also sent to the London Stock Exchange for its information. Please contact the undersigned at (212) 589-6270, if you have any questions relating to the enclosed material.

Kindly stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the enclosed envelope.

Sincerely yours,

Donna Balon
Vice President

PROCESSED
DEC 0 9 2002
THOMSON
FINANCIAL

v\mb\ltr\Sec12s.doc

Man Group plc
5 November 2002

5 November 2002

AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 4 November 2002, the Net Asset Value
of AHL Diversified Futures Ltd was US$18.00, up 0.45% from the previous week.

Contacts:
David Browne   Man Group plc   020 7285 3000
Lindsey Harrison   Gavin Anderson & Company   020 7554 1400

IMPORTANT
This material is not an invitation to make a deposit with AHL Diversified
Futures Limited (the "Company") nor does it constitute an offer for sale of
shares issued by the Company. Man Investment Products Limited is regulated in
the UK by the FSA.

It should be noted that the majority of the products that include AHL are
priced on a monthly basis and it is this pricing, therefore, that forms the
basis of the majority of performance fees earned. However, the products that
are priced on a weekly basis give a more up-to-date indication of the
progress of AHL. It should also be noted that whilst the products that will
be reported have been chosen to be indicative of the typical AHL product, the
performance of the individual products do vary. The product that will be
reported weekly will be AHL Diversified Futures Ltd. Its price is calculated
based on the close of business each Monday and its price will be published
after close of business London time on Tuesday of each week. The product that
will be published on a monthly basis will be Athena Guaranteed Futures
Limited, which is priced based on the close of business on the last business
day of each month. Its price will be released by 7am on the third business
day of each month.

The prices of this and other AHL products are also reported in the Financial
Times and the International Herald Tribune, in addition to data services such
as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of
Man Investment Products at www.manip.ch.



Man Group PLC
4 November 2002

4 November 2002

Athena Guaranteed Futures Ltd Net Asset Value

As at the close of business on 31 October 2002, the Net Asset Value of
Athena Guaranteed Futures Ltd was US$59.14, down 9.10% from the previous month.

Contacts:
David Browne   Man Group plc   020 7285 3000
Lindsey Harrison   Gavin Anderson & Company   020 7554 1400

IMPORTANT
This material is not an invitation to make a deposit with Athena Guaranteed Futures
Ltd (the "Company") nor does it constitute an offer for sale of shares issued by
the Company. Man Investment Products Limited is regulated in the UK by the FSA.

It should be noted that the majority of the products that include AHL are priced on
a monthly basis and it is this pricing, therefore, that forms the basis of the
majority of performance fees earned. However, the products that are priced on a
weekly basis give a more up-to-date indication of the progress of AHL. It should
also be noted that whilst the products that will be reported have been chosen to be
indicative of the typical AHL product, the performance of the individual products
do vary. The product that will be reported weekly will be AHL Diversified Futures
Ltd. Its price is calculated based on the close of business each Monday and its
price will be published after close of business London time on Tuesday of each
week. The product that will be published on a monthly basis will be Athena
Guaranteed Futures Ltd, which is priced based on the close of business on the last
business day of each month. Its price will be released by 7am on the third business
day of each month.

The prices of this and other AHL products are also reported in the Financial Times
and the International Herald Tribune, in addition to data services such as Reuters,
Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investment
Products at www.manip.ch.



29 October 2002

AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 28 October 2002, the Net Asset Value
of AHL Diversified Futures Ltd was US$17.92, down 0.50% from the previous
week.

Contacts:
David Browne   Man Group plc   020 7285 3000
Lindsey Harrison   Gavin Anderson & Company   020 7554 1400

IMPORTANT
This material is not an invitation to make a deposit with AHL Diversified
Futures Limited (the "Company") nor does it constitute an offer for sale of
shares issued by the Company. Man Investment Products Limited is regulated in
the UK by the FSA.

It should be noted that the majority of the products that include AHL are
priced on a monthly basis and it is this pricing, therefore, that forms the
basis of the majority of performance fees earned. However, the products that
are priced on a weekly basis give a more up-to-date indication of the
progress of AHL. It should also be noted that whilst the products that will
be reported have been chosen to be indicative of the typical AHL product, the
performance of the individual products do vary. The product that will be
reported weekly will be AHL Diversified Futures Ltd. Its price is calculated
based on the close of business each Monday and its price will be published
after close of business London time on Tuesday of each week. The product that
will be published on a monthly basis will be Athena Guaranteed Futures
Limited, which is priced based on the close of business on the last business
day of each month. Its price will be released by 7am on the third business
day of each month.

The prices of this and other AHL products are also reported in the Financial
Times and the International Herald Tribune, in addition to data services such
as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of
Man Investment Products at www.manip.ch.



Man Group plc
22 October 2002

22 October 2002

AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 21 October 2002, the Net Asset Value
of AHL Diversified Futures Ltd was US$18.01, down 5.95% from the previous
week.

Contacts:
David Browne   Man Group plc   020 7285 3000
Lindsey Harrison   Gavin Anderson & Company   020 7554 1400

IMPORTANT
This material is not an invitation to make a deposit with AHL Diversified
Futures Limited (the "Company") nor does it constitute an offer for sale of
shares issued by the Company. Man Investment Products Limited is regulated in
the UK by the FSA.

It should be noted that the majority of the products that include AHL are
priced on a monthly basis and it is this pricing, therefore, that forms the
basis of the majority of performance fees earned. However, the products that
are priced on a weekly basis give a more up-to-date indication of the
progress of AHL. It should also be noted that whilst the products that will
be reported have been chosen to be indicative of the typical AHL product, the
performance of the individual products do vary. The product that will be
reported weekly will be AHL Diversified Futures Ltd. Its price is calculated
based on the close of business each Monday and its price will be published
after close of business London time on Tuesday of each week. The product that
will be published on a monthly basis will be Athena Guaranteed Futures
Limited, which is priced based on the close of business on the last business
day of each month. Its price will be released by 7am on the third business
day of each month.

The prices of this and other AHL products are also reported in the Financial
Times and the International Herald Tribune, in addition to data services such
as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of
Man Investment Products at www.manip.ch.